EXHIBIT 99.1

Press Release

South Korea: Hanwha Total Petrochemical Invests
in a new polypropylene plant
to Expand its Refining & Petrochemicals Platform

Paris, December 3, 2018 - Hanwha Total Petrochemical, a 50/50 joint venture between Total and Hanwha, will invest nearly $500 million to further expand its Daesan integrated refining and petrochemical complex in South Korea. The planned investment will increase polypropylene capacity by close to 60% to 1.1 million tonnes per year by the end of 2020. The ethylene capacity will simultaneously increase by 10% to 1.5 million tonnes.

This project complements the ongoing investments totaling $750 million to increase the complex's ethylene production capacity by 30% to 1.4 million tonnes per year by mid-2019 and to expand polyethylene production capacity by 50% to 1.1 million tonnes by end-2019. All these investments are designed to take advantage of competitively priced propane feedstock, which is abundantly available due to the shale gas revolution in the United States. With this new investment, Daesan will be in a position to capture margins across the propylene-polypropylene value chain, as it already does in the ethylene-polyethylene value chain.

The additional production of high-value-added polymers will allow the complex to meet local demand and supply the fast-growing Asian market.

"This new investment in Daesan is fully in line with our strategy of growth in petrochemicals to meet global demand, focusing investments on our world-class facilities and leveraging competitively priced feedstock. This polypropylene project complements our offering of high-value-added polymers to the fast-growing Asian market," said Bernard Pinatel, President, Refining & Chemicals at Total.

About the Daesan Refining and Petrochemical Complex

Daesan is one of Total's six world-class integrated complexes and a strategic asset for both shareholders. It comprises a flexible condensate splitter, a competitive steam cracker and units producing polymers, styrene and aromatics.

About Hanwha

Hanwha Group, founded in 1952, is a global leader in a broad range of business spanning the spectrum of manufacturing, construction, finance, services and leisure industries. Hanwha Group consists of 56 domestic affiliates and 226 global networks, as of June 2016.

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.